FORM 51–102F3
MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Northern Dynasty Minerals Ltd. (the “Company”)
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2               Date of Material Change

August 14, 2019.

Item 3               News Release

The news release with respect to the material changes referred to in this report was issued by the Company on August 14, 2019 and distributed through the facilities of CNW. The news release was filed on SEDAR and is available at www.sedar.com.

Item 4               Summary of Material Change

On August 14, 2019, the Company announced that it has closed its previously announced bought deal offering, including the exercise in full of the over-allotment option of approximately US$11.5 million.

Item 5               Full Description of Material Change

5.1                     Full Description of Material Change

On August 14, 2019, the Company completed its previously announced bought deal offering, including the exercise in full of the over-allotment option (the “Offering”). A total of 15,333,334 common shares of the Company were sold at a price of US$0.75 per share for gross proceeds of approximately US$11.5 million. The Offering was completed pursuant to an underwriting agreement dated August 9, 2019 (the “Underwriting Agreement”) among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole book runner, and a syndicate of underwriters including BMO Capital Markets, H.C. Wainwright & Co., LLC and TD Securities Inc. (collectively, the “Underwriters”). The Underwriters were paid a 6% cash commission. A copy of the Underwriting Agreement has been filed on SEDAR.

The proceeds from the Offering are anticipated to be used for: (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and advancement of the U.S. Army Corps of Engineers Environmental Impact Statement (“EIS”); (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal governments, Alaska Native partners and broader regional and state-wide stakeholder groups; and (iii) general corporate purposes.

The Offering was made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. registration statement on Form F-10 (SEC File No. 333-229262) (the “Registration Statement”) filed under the Canada/U.S. multijurisdictional disclosure system. The U.S. form of Base Shelf Prospectus is included in the Registration Statement. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

5.2                    Disclosure for Restructuring Transactions

Not applicable.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

Ronald W. Thiessen
President & CEO
Tel: 604-684-6365

Item 9               Date of Report

August 21, 2019